News Release

HARVEST OPERATIONS ANNOUNCES $1.4 BILLION CAPITAL BUDGET

CALGARY – December 14, 2010 (TSX: HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) - Harvest Operations Corp. (“Harvest”) announced today that its Board of Directors has approved a budget for 2011 that includes an $1.4 billion capital expenditure program intended to boost upstream production and improve downstream operational efficiencies.

John Zahary, Harvest’s President and Chief Executive Officer, said, “In 2011, our plan is to continue to advance our strategy of building an asset-rich, growth oriented oil and gas company. Our strengthened balanced sheet and support for growth from Korea National Oil Corporation have positioned us well to more than double capital expenditures for 2011. We are allocating our spending towards our recent acquisition of Hunt Oil Company’s Canadian assets and those projects where the dollars are most effective. This includes our BlackGold project, our downstream debottleneck projects, and our drilling programs in the Red Earth and Hay River areas.”

Upstream Highlights

Harvest’s 2011 upstream spending is highlighted by the $525 million consideration to be paid to acquire Hunt Oil Company of Canada’s producing and undeveloped assets in Western Canada. Additional capital expenditures of $450 million  are intended to facilitate an active winter drilling season where Harvest plans to drill in excess of 200 wells and continue investment in longer term Enhanced Oil Recovery (EOR) activities, including enhanced water injection and polymer flooding.  We anticipate 2011’s upstream production to average approximately 60,000 boe/d with a targeted closing of the Hunt asset acquisition of January 31, 2011, and full year operating costs averaging approximately $14.00/boe.

Our focus in the upcoming year will be on developing our oil-weighted properties including those in the Hay River area where we plan to drill approximately 34 horizontal producers and water injection wells to access this significant oil resource, the Red Earth area where we will be active in the Slave Point Light Oil Resource play and expect to drill approximately 37 wells, and in the Kindersley-Viking light oil resource play where we expect to drill approximately 23 wells. In addition, we are actively drilling Cardium and Ellerslie light oil wells in West Central Alberta, and heavy oil wells in Suffield, Alberta and Lloydminster, Alberta.

BlackGold Project Highlights

With facility construction and production-well drilling for the BlackGold Oilsands Project scheduled to commence in 2011, we have allocated $240 million of our total capital budget towards this project. Of that cost, $190 million will be spent on the construction and design of BlackGold’s facility, while approximately $50 million will be spent on drilling 10 production well pairs and 12 observation wells, as well as, other growth capital opportunities.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 3	November 5th, 2010

Downstream Highlights

In our downstream business, North Atlantic Refining Ltd., we anticipate spending approximately $190 million on capital projects in 2011. This includes $70 million intended for a planned refinery turnaround, $60 million allotted to refinery debottleneck projects, $50 million intended for ongoing capital expenditures, and $10 million assigned to our retail marketing assets. These projects are expected to improve the refinery’s operating costs, energy efficiency, operating reliability and increase retail gasoline and convenience store sales volumes and margins. We expect 2011 full-year refinery throughput to average 101,500 bpd of feedstock with operating costs and purchased energy costs aggregating to approximately $6.50/bbl.  Combined retail and wholesale marketing sales are expected to be approximately 1.2 billion liters.

Board of Directors

Harvest is pleased to announce that Myunghuhn Yi, Kang-hyun Shin, Brant Sangster, and Kyungluck Sohn have agreed to join Harvest Operations Corp’s Board of Directors. Harvest would also like to thank Hong-Geun Im for his contribution to the Board. Mr. Im will be leaving the Board, but will continue to support KNOC in other capacities.

Corporate Profile

Harvest, a wholly-owned subsidiary of Korea National Oil Corporation (KNOC), is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments.  Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business.  Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY
Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.  Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes.  For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 3	November 5th, 2010

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:	Corporate Head Office:
John Zahary, President & CEO	Harvest Operations Corp.
Jeremy Dietz, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca	Phone: (403) 265-1178
Website: www.harvestenergy.ca